Via Facsimile and U.S. Mail
Mail Stop 6010


December 14, 2005


Ms. Sharon E. Tetlow
Senior Vice President, and
Chief Financial Officer
Cell Genesys Inc.
500 Forbes Boulevard
South San Francisco, CA 94080


Re:	Cell Genesys Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
	File No. 000-19986


Dear Ms. Tetlow:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Consolidated Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 44

1. Organization and Summary of Significant Accounting Policies,
page
44

Revenue Recognition, page 44

1. Please tell us why it is appropriate to recognize non-refundable upfront license fees and other payments under collaborative agreements "based upon when the underlying development expenses are incurred". In addition, as this appears to be an input-based approach, please tell us how the input measure, the expenses, is a reasonable surrogate for output measures. Finally, as you apparently changed to this recognition method, in your Form 10-K for 2003, from the ratable recognition disclosed in your Form 10-K for 2002, please tell us whether this is a change in accounting principle, if so, how you have complied with APB 20 and Item 601(b)(18) of Regulation S-K.

10. Income Taxes, page 54

2. Please tell us why it is appropriate for your accounting for income taxes to result in you establishing accruals for certain tax contingencies when you apparently believe that certain positions may be challenged and your positions may not be fully sustained. In so doing, please tell us whether you have recognized any tax benefits for deductions that are not probable of being sustained and, if so, why that is appropriate under GAAP. Please cite the authoritative literature supporting this accounting.


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Sharon E. Tetlow
Cell Genesys Inc.
December 14, 2005
Page 3